Exhibit 99.1

HEXO Wins Complete Dismissal of Putative Québec Shareholder Class Action

GATINEAU, Québec--(BUSINESS WIRE)--January 27, 2023--HEXO Corp (TSX: HEXO; NASDAQ: HEXO) (“HEXO”, or the “Company”), a leading producer of high-quality cannabis products, announced today that it has won a complete dismissal of the putative securities class action lawsuit pending before the Québec Superior Court against the Company and its former Chief Executive Officer, filed on November 19, 2019 on behalf of certain primary market and secondary market purchasers of securities of the Company.

As previously disclosed, HEXO and its former Chief Executive Officer (“Defendants”) were named in a shareholder class action lawsuit filed in the province of Québec. The lawsuit asserted causes of action for misrepresentations and breaches of disclosure obligations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO’s prospectus, public documents and public oral statements between April 11, 2018 and March 27, 2020.

In a 48-page opinion dated January 23, 2023, the Superior Court of Québec dismissed the Plaintiff’s amended motion in its entirety, with costs. The Court agreed with the Defendants that there was “no reasonable possibility” that the secondary market claim filed under the Québec Securities Act had a reasonable chance of success, or that the Plaintiff had demonstrated an arguable case for a primary market class action or a civil liability class action “for misrepresentation under the general principles of fault in the civil law.” The Plaintiff has a right to appeal.

“We’re very satisfied with the Court’s detailed opinion, which dismissed the Plaintiff’s claims and supports HEXO’s position,” said Charlie Bowman, CEO and President of HEXO. “This favourable ruling is important for our company as we continue to build investor confidence and look to position HEXO for long-term financial success.”

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

About HEXO Corp.

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada. HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

Contacts

For HEXO media or investor inquiries:
Hayley Suchanek, Kaiser & Partners
hayley.suchanek@kaiserpartners.com